

WOODSIDE
AUSTRALIAN ENERGY


02028523

26 March 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America



Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Drilling Report in relation to Norfolk-1 and 2 (WA-191-P) lodged with the Australian Stock Exchange ("ASX") on 26 March 2002.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

PROCESSED

MAY 0 1 2002

THOMSON
FINANCIAL

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000   Facsimile: (08) 9348 4990

26 March 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Drilling Report in relation to Norfolk-1 and 2 (WA-191-P) lodged with the Australian Stock Exchange ("ASX") on 26 March 2002.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

Acknowledged _____

Dated _____

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000   Facsimile: (08) 9348 4990

26 March 2002



WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-191-P
Norfolk-1 and Norfolk-2

Woodside Petroleum Ltd., participant in the WA-191-P Joint Venture, reports that on 26 March 2002, the Norfolk-2 exploration well located in the Carnarvon Basin was drilling an 8½ inch hole at a depth of 2390 metres. Norfolk-2 is a geological sidetrack of the Norfolk-1 exploration well.

Since the last report, Norfolk-1 reached a total depth of 3274 metres, having intersected a gross oil column of 30 metres (net 20 metres) in excellent quality reservoir sands.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-191-P is 8.2%. Other participants are Santos Ltd. (33.4% and Operator), Mobil Australia Resources Ltd Company Pty. Ltd. (33.4%) and Nippon Oil Exploration (Dampier) Pty. Ltd. (25.0%).

ANTHONY NIARDONE
Asst. Company Secretary